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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

                          Risks Related to Our Company

Our business prospects are difficult to evaluate in part because, through our predecessor, we commenced operations in 1997, changed our business focus in 1998, reorganized and formed NetEase.com, Inc. in 1999 and introduced several new sources of revenue in 2001. As a result, we face many risks associated with early-stage companies, particularly our ability to compete in our market.

      Our business was established in June 1997 as an Internet software developer through the formation of our predecessor company. In mid-1998, our predecessor company changed our business focus to an Internet technology provider, and commenced developing the NetEase Web sites. In July 1999, we commenced our e-commerce services, and in September 1999, we restructured our operations to place our Internet portal operations in Guangzhou NetEase. In 2001, we began focusing on fee-based premium services and online entertainment services, including wireless value-added services, premium e-mail services, online games and other subscription-type services. In 2002 and the first half of 2003, certain of these new services, in particular wireless value-added services and online games, enjoyed greater popularity (and generated greater profit) than our other fee-based premium services, but we cannot be certain whether this trend will continue.

      Because we have a limited operating history, when you evaluate our business and prospects you must consider the risks and difficulties frequently encountered by companies in the early stages of development, particularly companies in the new and rapidly evolving Internet service markets. Some of these risks relate to our ability to:

      .     attract buyers for our services;

      .     attract advertisers;

      .     attract a larger audience to the NetEase Web sites;

      .     derive revenue from our users from fee-based services;

      . respond effectively to competitive pressures and address the effects of strategic relationships or corporate combinations among our competitors;

      .     maintain our current, and develop new, strategic relationships;

      .     increase awareness of our brand and continue to build user loyalty;

      .     attract and retain qualified management and employees;

      . upgrade our technology to support increased traffic and expanded services; and

      .     expand the content and services on the NetEase Web sites.

      In addition, our change of business focus from developing Web-based software services to developing and providing technological services to the NetEase Web sites and then to also providing e-commerce and other services makes it difficult to evaluate our future prospects. We cannot assure you that we will be able to increase or maintain our revenue from our current service offerings.

We incurred significant losses in the past and may incur additional losses in the future.

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      Although we had a net profit of US$2.0 million in 2002 and of US$27.6 million in the first nine months of 2003, we incurred significant net losses in 2001, 2000 and 1999 and had only minimal profit in 1998. Accordingly, as of September 30, 2003, we had an accumulated deficit of approximately US$25.3 million. The markets in which we operate are highly competitive, and given the relatively short period of time during which we have achieved profitability, we cannot be certain that we will be able to maintain or increase our profits. Moreover, as our business expands, we may incur additional expenses which would also adversely affect our profitability.

The market for the delivery of wireless value-added services is rapidly evolving, and our ability to generate revenue from our wireless value-added services could suffer if this market does not develop or we fail to address this market effectively.

      We must continue to adapt our strategy for wireless value-added services, which contributed the bulk of our fee-based premium services and online entertainment services revenue in 2002 and a significant portion of our fee-based premium services and online entertainment services revenue the first nine months of 2003, to compete in the rapidly evolving wireless value-added services market. We currently offer services for users of SMS and, beginning in 2003, for multi-media messaging services (MMS), both of which enable mobile phone users to communicate with each other and receive information on their phone screens. Competitors have introduced or developed, or are in the process of introducing or developing, competing wireless value-added services accessible through a variety of handheld devices. We cannot assure you that there will be demand for the wireless value-added services provided by us. In addition, there are numerous other technologies in varying stages of development, such as third generation cellular phone technology (3G), which could radically alter or eliminate the SMS and MMS markets. Accordingly, it is extremely difficult to predict which services will be successful in this market or the future size and growth of this market. In addition, given the limited history and rapidly evolving nature of this market, we cannot predict the price that wireless subscribers will be willing to pay for these services. If acceptance of our wireless value-added services is less than anticipated, our results from operations could be impacted.

Currently, we depend on the contractual relationships of Guangzhou NetEase with the two mobile phone operators in China at the national, provincial and local level for our wireless value-added services revenue and the alteration or termination of these relationships could adversely impact our business.

         Our wireless value-added services (including SMS) are conducted in conjunction with the two mobile phone operators in China, China Mobile and China Unicom, which together service nearly all of China's mobile phone subscribers. We rely exclusively on the national, provincial and local affiliates of these two companies to deliver our wireless value-added services. If our various contracts with either company are terminated or scaled-back, it may be difficult, if not impossible, to find appropriate replacement partners with the requisite licenses and permits, infrastructure and customer base to offer these services, which could adversely affect our business. Further, we derived approximately 45% of our total revenue through our relationship with China Mobile for the nine months ended September 30, 2003, and are therefore particularly dependent on China Mobile.

         Our services are provided through a number of contracts with the provincial and local affiliates of China Mobile and with China Unicom, and each of these contracts is non-exclusive and of a limited term (generally six months or one year). These contracts may also be terminated in advance under certain circumstances. We cannot be certain that we will be able to renew these contracts as necessary or enter into new arrangements with these or other affiliates of China Mobile and China Unicom. We may also be compelled to amend or renew our arrangements with these mobile phone operators in ways which adversely affect our business.

         In addition, we are dependent on the policies that may be established from time to time by China Mobile or China Unicom. For example, China Mobile banned all cooperative arrangements known as "SMS Website Unions" in July 2003, effectively precluding us and other service providers from marketing through third party Web sites. In August 2003, China Mobile further banned us and other service providers from using its network to charge customers for services which were deemed by it to be not purely wireless services. In addition, our business and financial condition may be further adversely affected by any future policy changes implemented by China Mobile or China Unicom. China Mobile's adoption of the policies described above contributed to a 20.7% decline in our revenue from SMS and other e-commerce services between the second quarter ended June 30, 2003 and the third quarter ended September 30, 2003.

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         In the event Guangzhou NetEase's relationships with either China Mobile or China Unicom are adversely altered or terminated, either through a change in the contractual terms of these relationships or a change in the policies of either company, our revenue would likely be adversely affected and we may be unable to find alternatives that would replace such networks and revenue.

We experienced a decline in the rate of growth of our online games which appears to be a result of the outbreak of severe acute respiratory syndrome, or SARS, and any recurrence of SARS or another widespread public health problem could further adversely affect our business and results of operations.

      During April and May 2003, we experienced a decline in the rate of growth of our online game services which we believe resulted from the Chinese government's closure of Internet cafes in Beijing and elsewhere to prevent the spread of SARS. Many users of our online game services can only access those services at Internet cafes. A renewed outbreak of SARS or another widespread public health problem in China where virtually all of our revenue is derived and in Beijing, Shanghai and Guangzhou where most of our employees are located could have a negative effect on our operations. Our operations may be impacted by a number of health-related factors, including, among other things:

      . quarantines or closures of some of our offices which would severely disrupt our operations;

      .     the sickness or death of our key officers and employees;

      . closure of Internet cafes and other public areas where people access the Internet; and

      .     a general slowdown in the Chinese economy.

      Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our business and results of operations. We will continue to monitor the impact of SARS on our business.

E-commerce and other related services (including wireless value-added services, other fee-based premium services and online games) have become a significant part of our business, constituting approximately 85% of our total revenue for the nine months ended September 30, 2003, but continued growth in the popularity of these services and customers' willingness and ability to pay for them is uncertain.

      Our revenue growth depends on the increasing acceptance and use of our e-commerce services, fee-based premium services, wireless value-added services and online game services. We have, however, only limited experience in offering these services and cannot be certain that they will generate sustainable revenue, particularly if we are unable to predict which services will be in demand in the future and offer those services on a timely basis, compete against other companies offering similar services and adapt our services to be compatible with next generation technologies. Further, these services may never become widely accepted for various reasons, many of which are beyond our control, including:

      . users' inexperience with these technologies, some of which are largely new to China, and users' willingness to pay for online services;

      . rapid changes in technology and customer tastes which could adversely impact the popularity of our services, such as our fee-based wireless value-added services and online games; and

      . concerns about security, reliability, cost, ease of deployment, administration and quality of service associated with conducting business over the Internet.

      Further, online payment systems in China are not as widely available or acceptable to consumers in China as in the United States and elsewhere. Although major Chinese banks have instituted online payment systems, these systems are still at an early stage and have not been widely accepted by users. In addition, only a limited number of consumers in China have credit cards or debit cards. The perceived lack of secure online payment systems may limit the number of e-commerce transactions for our services and may limit our growth in these areas. If secure and widely accepted online payment alternatives do not develop, our ability to grow our e-commerce business would be

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limited. In response to these factors and in connection with the introduction of our first online game, "Westward Journey Online," at the end of 2001, we introduced a prepaid debit point card which we developed as an alternative online payment system for our services.

      We believe that our prepaid debit point card has facilitated the usability and growth of all of our online game services, although its development and distribution has caused us to incur additional costs. To address the difficulty of making online payments in China, users can buy this card at local stores and other locations in China. The points contained in the card can then be used to pay for online services, such as playing time for online games. We cannot be certain, however, that Internet users in China will be willing to adopt this payment method on a wide-spread and consistent basis or that it will be immune to the security and other concerns which have thus far contributed to the relatively low level of e-commerce activity in China. If the Internet does not become more widely accepted as a medium for e-commerce and our other fee-based services, our ability to generate increased revenue will be negatively affected. Further, our users who must pay for our services with our prepaid debit point card must take additional and possible inconvenient actions in using our services, such as visiting a store to first purchase the card.

If we fail to develop and introduce new fee-based services timely and successfully, we will not be able to compete effectively and our ability to generate revenue will suffer.

      We operate in a highly competitive, quickly changing environment, and our future success depends not only on the popularity of our existing fee-based services but also on our ability to develop and introduce new fee-based services that our customers and users choose to buy. If we are unsuccessful at developing and introducing new fee-based services that are appealing to users with acceptable prices and terms, our business and operating results would be negatively impacted because we would not be able to compete effectively and our ability to generate revenue would suffer. The development of new services can be very difficult and requires high levels of innovation. The development process can also be lengthy and costly, in particular for developing new online games. If we fail to anticipate our users' needs and technological trends accurately or are otherwise unable to complete the development of services in a timely fashion, we will be unable to introduce new services into the market to successfully compete.

      The demand for new services is difficult to forecast, in part due to the relative immaturity of the market for our fee-based services in China and relatively short life cycles of Internet-based technologies. As we introduce and support additional services and as competition in the market for our services intensifies, we expect that it will become more difficult to forecast demand. In particular, competition in the online game market is growing as more and more online games are introduced by existing and new market participants.

The revenue that we derive from Guangzhou NetEase's contractual relationships with each of China Mobile and China Unicom depends on records maintained by those companies regarding the fees paid by customers for wireless value-added services.

      Each of China Mobile and China Unicom pays us a portion of the fees it receives from its respective customers for the wireless value-added services we provide, based on their internal records. Thus, a significant portion of our revenue is dependent on each company's ability to maintain accurate records. We do not collect fees for our services which are deemed to be "billing and transmission failures," which means that the services were undeliverable to the user because the user's phone was turned off for an extended period of time, the user ceased to subscribe to the mobile network or his or her prepaid phone card ran out of value, or the mobile phone operator's networks or our system experienced technical problems. The rate of these billing and transmission failures varies among each mobile phone operator and changes from month to month. Future billing and transmission failures may result in a significant reduction in our wireless value-added services revenue. While we maintain our own records regarding the services we provide through their networks, we have no ability to independently monitor the accuracy of billing statements of either mobile phone operator. If there are significant discrepancies between our records and the records of one of the mobile phone operators, after taking into account historic levels of billing and transmission failures, we will typically ask to work with that mobile phone operator to reconcile the difference. Nonetheless, we have no ability to independently test or verify the mobile phone operators' data.

The revenue for our wireless value-added services is normally recognized based on monthly statements from China Mobile and China Unicom, but we occasionally recognize this revenue on an estimated basis if these statements are late.

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       We normally recognize revenue based on statements that we receive subsequent to a period end from the mobile phone operators, but in very limited circumstances when the mobile phone operators' monthly billing statements are later than the date of our quarterly earnings release, we may recognize revenue on an estimated basis, using our own statistical records and after consultation with the mobile phone operators. For full year accounts, we wait until all statements are received before releasing our earnings figures. Consequently, no estimates are involved in determining annual revenue for our wireless value-added services, but from and including the first quarter of 2002 to and including the third quarter of 2003 we have estimated a portion of our wireless value-added services revenue in computing our revenue for particular quarters. The difference between the estimated revenue and the actual revenue as confirmed by the mobile phone operators, as a percentage of total wireless value-added services revenue recognized over the relevant quarter, ranged from 0.1% to 4.5%. Recognizing revenue based on such estimates could potentially require us to later make adjustments in our financial records when the mobile phone operators' statements and cash payments are received.

We expect that a portion of our future revenues will be derived from our advertising services, which represented approximately 15.0% of our total revenue for the nine months ended September 30, 2003, but we may not be able to compete effectively in this market because it is relatively new and intensely competitive, in which case our business and financial condition could be adversely affected.

      Although we anticipate that revenue generated by our fee-based premium services and online entertainment services will continue to constitute a majority of our future revenue, we believe that we will continue to rely on advertising revenue as one of our major sources of revenue for the foreseeable future. Online advertising in China is still relatively new and many of our current and potential advertisers have limited experience with the Internet as an advertising medium, have not traditionally devoted a significant portion of their advertising expenditures or other available funds to Web-based advertising, and may not find the Internet to be effective for promoting their products and services relative to traditional print and broadcast media. Our ability to generate and maintain significant advertising revenue will depend on a number of factors, many of which are beyond our control, including:

      . the development of a large base of users possessing demographic characteristics attractive to advertisers;

      . the development of software that blocks Internet advertisements before they appear on a user's screen;

      .     downward pressure on online advertising prices; and

      .     the effectiveness of our advertising delivery and tracking system.

      In addition, China's entry into the World Trade Organization, and the resulting gradual opening of its telecommunications sector, may facilitate more foreign participation in the Chinese Internet market by such companies, for example, as Yahoo! and American Online. Many of these Internet companies have longer operating histories in the Internet market, greater name and brand recognition, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have. The entry of additional, highly competitive Internet companies into the Chinese market would further heighten competition for advertising spending in China.

      If the Internet does not become more widely accepted as a medium for advertising, our ability to generate increased revenue will be negatively affected.

Our advertising revenue is subject to the overall state of the online advertising industry which is itself subject to general economic conditions.

      Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions as well as budgeting and buying patterns. The demand for Internet advertising in China has been generally stabilizing in recent quarters but it still remains relatively soft as companies are reluctant to expand their marketing and advertising budgets or delay spending their budgeted resources. This has resulted in intense market competition which affected the general


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pricing in the Internet advertising market in China, and we have had to devote significant resources to maintain and enhance our revenue from advertising.

Because a portion of our revenue is derived from Internet advertising services, our future revenue could be materially and adversely affected if we cannot adapt successfully to new Internet advertising pricing models.

      It is difficult to predict which Internet advertising pricing model, if any, will emerge as the industry standard. This makes it difficult to project our future online advertising rates and revenue. For example, in past periods, our obligations to advertisers typically included guarantees of a minimum number of impressions or times that an advertisement appears in pages viewed by users. We were largely successful in 2002 in moving to advertising contracts whose fees are based on the actual time period that the advertisements appear on the NetEase Web sites rather than based on guaranteed minimum impressions. We cannot predict whether advertisers will continue to agree to this form of advertising arrangement in the near-term or whether new pricing models will emerge which we can successfully adopt and implement. Our advertising services revenue could be materially and adversely affected if we are unable to adapt to new forms of Internet advertising or if we fail to adopt the most profitable form.

Our business and our reputation were materially harmed because we had to restate our financial statements.

      Our rapid growth has placed and continues to place a significant strain on our resources. In one particular instance in our history, we have not been able to manage our growth effectively. Specifically, in the second quarter of 2001, based on information provided by an employee, our board of directors through its audit committee initiated an investigation into whether the terms of a number of contracts between our company and third party advertisers had been appropriately reflected in our financial statements. The audit committee subsequently determined by the end of the investigation that a portion of our revenue could not be recognized in fiscal year 2000 because:

      . we could not identify reliable evidence to support the fair value of services provided under certain advertising contracts,

      . revenue from certain barter transactions did not meet the criteria for recognition under the applicable accounting standards,

      .  certain contracts were found to lack economic substance, and

      . certain advertising contracts were found to be subject to significant extensions of performance periods that went beyond December 31, 2000.

      Our restated total revenues for 2000 were RMB33.0 million (US$4.0 million), resulting in a net loss of RMB169.3 million (US$20.4 million) or RMB6.78 (US$0.82) per American Depositary Share. We had originally reported total revenues for 2000 of RMB68.9 million (US$8.3 million), with a net loss of RMB142.8 million (US$17.3 million) or RMB5.72 (US$0.69) per American Depositary Share. Our total operating expenses for 2000 were reduced by RMB7.2 million (US$0.9 million) as a result of the restatement. The adjustments also decreased our previously reported total assets by RMB72.8 million (US$8.8 million). Note that translations of amounts from RMB into U.S. dollars for the convenience of the reader in this paragraph were calculated at the noon buying rate of US$1.00=RMB8.2774 as of December 29, 2000 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

      We have taken a number of steps to strengthen our controls and procedures to minimize a recurrence of this problem, including implementing more stringent internal controls and procedures, particularly with regard to the use of supplemental contracts and preparation and recordation of contracts which have both a revenue and expense side, holding frequent management meetings relating to financial matters with members of our finance, contract and sales teams, among others, and holding frequent meetings with our outside auditors. We are also continuously working to bolster our management team through rigorous hiring practices and on-going educational programs to ensure that the controls and procedures are implemented in a consistent, effective manner. To augment these changes, we also formed an advertising contract performance group to ensure that the performance of advertising contracts and the records generated to confirm completion of performance are accurate and appointed a new executive management team.


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      We believe that these improved controls and procedures and structural changes have been effective, but it is possible that the same or new problems will arise as our business continues to expand. Further, as noted below, we cannot be certain that we will be able to employ and retain suitable senior managers to oversee the implementation of our controls and procedures in the future. If we make any mistakes in operating our business, our operating results may fluctuate and cause the price of our ADSs to decline.

The success of our business is dependent on our ability to retain our existing key employees and to add and retain new senior officers to our management.

      We depend on the services of our existing key employees. Our success will largely depend on our ability to retain these key employees and to attract and retain qualified senior and middle level managers to our management team. We also depend on our ability to attract and retain highly skilled technical, editorial, marketing and customer service personnel in the future. We cannot assure you that we will be able to attract or retain such personnel or that any personnel we hire in the future will successfully integrate into our organization or ultimately contribute positively to our business. The loss of any of our key employees would significantly harm our business. We do not maintain key person life insurance on any of our employees.

In the past, we have not been able to accurately or comprehensively track the delivery of advertisements through the NetEase Web sites, which problem, if it recurs, may make us less attractive to our present and potential advertisers.

      We depend on third party proprietary and licensed advertisement serving technology, as well as software which we developed ourselves, to deliver and track all types of advertisements we offer to our advertising customers, such as banner ads, text links, logo displays and pop-up advertisements. Advertisement serving technology allows us to measure the demographics of our user base and the delivery of advertisements on the NetEase Web sites. This technology is still developing. It is important to advertisers that we accurately measure the demographics of the user base of the NetEase Web sites and the delivery of advertisements through the NetEase Web sites. To date, we believe that we have implemented this system successfully, but we cannot be certain that it will be effective as new forms of online advertising arise from time to time. Companies may choose not to advertise on the NetEase Web sites or may pay less for advertising if our advertisement serving system is not perceived to be reliable.

We believe we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years, which will result in adverse U.S. tax consequences to U.S. investors who held our shares or American Depositary Shares during any of those taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year.

      Based upon the nature of our income and assets, we believe we were a passive foreign investment company for U.S. federal income tax purposes for the 2000, 2001 and 2002 taxable years, and we cannot be certain whether we will be treated as a passive foreign investment company for the 2003 taxable year. The determination of whether or not we are a passive foreign investment company is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. The calculation of goodwill is based, in part, on the then market value of our American Depositary Shares, which is subject to change. In addition, we have made a number of assumptions regarding the calculation of goodwill and the allocation of goodwill among active and passive assets. While we believe our approach is reasonable, the relevant authorities in this area are unclear, so we cannot assure you that our belief that we were a passive foreign investment company for the 2000, 2001 and 2002 taxable years is accurate and we cannot predict with certainty whether we will be treated as a passive foreign investment company for the 2003 taxable year. U.S. investors who owned our shares during any taxable year in which we were a passive foreign investment company generally will be subject to increased U.S. tax liabilities and reporting requirements for those taxable years and all succeeding years, regardless of whether we continue to be a passive foreign investment company for the 2003 taxable year and any succeeding years, although a shareholder election to terminate such deemed passive foreign investment company status may be made in certain circumstances. The same adverse U.S. tax consequences will apply to our U.S. investors who acquire our shares during the 2003 taxable year or any subsequent taxable year if we are treated as a passive foreign investment company for that taxable year. Even if we were not a passive foreign investment company for the 2000, 2001 or 2002 taxable years and/or are not treated as a passive foreign investment company for the 2003 taxable year, we


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cannot assure you that we will not become a passive foreign investment company for any future taxable year. See "Certain United States Federal Income Tax Consequences."

Our revenue fluctuates significantly and may adversely impact the trading price of our American Depositary Shares or any other securities which become publicly traded.

      Our revenue and results of operations have varied significantly in the past and may continue to fluctuate in the future. Many of the factors that cause such fluctuation are outside our control. Steady revenue and results of operations will depend largely on our ability to:

      . attract and retain users to the NetEase Web sites in the increasingly competitive Internet market in China;

      .     successfully implement our business strategies as planned; and

      . update and develop our Internet applications, services, technologies and infrastructure.

      Usage of our wireless value-added services and online games has typically increased around the Chinese New Year holiday and other traditional Chinese holidays. In contrast, advertising expenditures in China have historically been significantly lower during the first calendar quarter of the year due to the Chinese New Year holiday and the traditional close of advertisers' annual budgets. Expenditures for our e-commerce services have also historically followed the seasonal trend for advertising. If our revenue decreases or expenses increase during these periods, we may not be able to offset our expenses with sufficient revenue.

      Accordingly, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that future fluctuations may cause our results of operations to be below the expectations of market analysts and investors. This could cause the trading price of our American Depositary Shares or any other securities of ours, such as the notes and the underlying ordinary shares, to decline.

If Guangzhou NetEase or Guangyitong Advertising or their ultimate shareholders violate our contractual arrangements with them, our business could be disrupted, our reputation may be harmed and we may have to resort to litigation to enforce our rights which may be time consuming and expensive.

      The interests of the shareholders of Guangzhou NetEase may differ from ours and those of our shareholders because they own a larger percentage of Guangzhou NetEase than of our company. In addition, Guangzhou NetEase, as an Internet content provider, and Guangyitong Advertising, as an advertising firm, may be subject to laws and regulations in China that are incompatible with the business strategies or operations of our company, such as, in the case of Guangyitong Advertising, laws and regulations requiring us to verify the content of third party advertising content we place on the NetEase Web sites. Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders could violate our agreements with them by, among other things, failing to operate and maintain the NetEase Web sites or advertising business in an acceptable manner, failing to remit revenue to us on a timely basis or at all or diverting customers or business opportunities from our company to Guangzhou NetEase. A violation of these agreements could disrupt our business and adversely affect our reputation in the market. If Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders violate our agreements with them, we may have to resort to litigation to enforce our rights. This litigation could result in the disruption of our business, diversion of our resources and the incurrence of substantial costs.

Because our contractual arrangements with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders do not detail the parties' rights and obligations, our remedies for a breach of these arrangements are limited.

      Our current relationship with Guangzhou NetEase, Guangyitong Advertising and their ultimate shareholders is based on a number of contracts. The terms of these agreements are often statements of general intent and do not detail the rights and obligations of the parties. Some of these contracts provide that the parties will enter into further agreements on the details of the services to be provided. Others contain price and payment terms that are subject to monthly adjustment. These provisions may be subject to differing interpretations, particularly on the details of the


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services to be provided and on price and payment terms. It may be difficult for us to obtain remedies or damages from Guangzhou NetEase, Guangyitong Advertising or their ultimate shareholders for breaching our agreements. Because we rely significantly on Guangzhou NetEase and Guangyitong Advertising for our business, the realization of any of these risks may disrupt our operations or cause degradation in the quality and service provided on, or a temporary or permanent shutdown of, the NetEase Web sites.

Increased government regulation of the information industry in China may result in the Chinese government requiring us to obtain additional licenses or other governmental approvals to conduct our business which, if unattainable, may restrict our operations.

     The telecommunications industry, including Internet content provision (known as ICP) services, is highly regulated by the Chinese government, the main relevant government authority being the Ministry of Information Industry or MII. Prior to China's entry into the World Trade Organization, or the WTO, the Chinese government generally prohibited foreign investors from taking any equity ownership in or operating any telecommunications business. ICP services are classified as telecommunications value-added services and therefore fell within the scope of this prohibition. This prohibition was partially lifted following China's entry into the WTO. Pursuant to the Administrative Rules for Foreign Investments in Telecommunications Enterprises promulgated by the State Council dated December 5, 2001, foreign investors may now hold in the aggregate up to 49% of the total equity in any value-added telecommunications business in China, subject to certain geographic limitations. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

     To operate the NetEase Web sites in compliance with all the relevant ICP-related Chinese regulations, Guangzhou NetEase has successfully obtained an ICP license issued by the Guangdong Provincial Telecommunications Bureau, or Guangdong Bureau, dated as of December 14, 2000. On February 15, 2001, the News Office of the Beijing Municipal People's Government approved Guangzhou NetEase's application in respect of its news displaying services on the NetEase Web sites. As for special approvals for other online services, Guangzhou NetEase has submitted applications for online dissemination of health- and drug-related information and Internet publishing. Guangzhou NetEase has also applied for approval of our online game activities with the Ministry of Culture in accordance with recently adopted regulations.

     We rely exclusively on our contractual arrangements with Guangzhou NetEase and its approval to operate as an Internet content provider for our business operations. We believe that our present operations are structured to comply with Chinese law. However, many Chinese regulations are subject to extensive interpretive powers of governmental agencies and commissions. We cannot be certain that the Chinese government will not take action to prohibit or restrict our business activities. We are uncertain as to whether the Chinese government will reclassify our business as a media or retail company, due to our acceptance of Internet advertising fees and e-commerce related services fees as sources of revenue, or as a result of our current corporate structure. Such reclassification could subject us to penalties or fines or significant restrictions on our business. Also, we may fail to obtain some or all the licenses, permits or clearances we may need in the future, including, for example, the requisite approvals for our online game business from the Ministry of Culture. In addition, we may have difficulties enforcing our rights under our agreements with Guangzhou NetEase and Guangyitong Advertising if either of these parties breaches any of our agreements with them because we do not have approval from appropriate Chinese authorities to provide Internet content services or Internet advertising services. Future changes in Chinese government policies affecting the provision of information services, including the provision of online services, Internet access, e-commerce services and online advertising, may impose additional regulatory requirements on us or our service providers or otherwise harm our business.

Our business would be materially harmed if the Chinese government adopts policies or regulations, or takes any other action that restricts or bans certain types of content on the NetEase Web sites.

     The Chinese government has enacted regulations governing Internet access and distribution of news and other information over the Internet. In the past, the Chinese government has stopped the distribution of information over the Internet that it believed to be inappropriate, including political or sexually explicit content. We cannot predict the effect of further developments in the Chinese legal system, particularly with regard to the Internet, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement of laws.

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     Although none of the content that we currently produce contains material that we believe would be considered inappropriate, some of our users may be involved in producing and/or transmitting material that may be considered inappropriate. Although we constantly monitor the content of the material transmitted on the NetEase Web sites, we cannot assure you that we will in every instance uncover and block transmission of all material that may be considered inappropriate.

     If we are found to be in violation of any existing or future Chinese laws or regulations, the relevant Chinese authorities would have broad discretion in dealing with such a violation, including, without limitation, the following:

     .    levying fines;

     .    revoking our business license;

     . requiring us to restructure our corporate structure, operations or relationship with Guangzhou NetEase or Guangyitong Advertising; and

     . requiring us to discontinue any portion or all of our Internet business or our relationship with Guangzhou NetEase or Guangyitong Advertising.

     Any such action would have a material adverse effect on our business, financial condition and results of operations and on the holders of our ordinary shares and American Depositary Shares.

We may not be able to conduct our operations without the services provided by Guangzhou NetEase and Guangyitong Advertising.

     Our operations are currently dependent upon our commercial relationships with Guangzhou NetEase and Guangyitong Advertising, and we derive most of our revenue from these companies. A portion of our revenue under our contracts with these companies is based upon arbitrary amounts that have been agreed upon in advance. If these companies are unwilling or unable to perform the agreements which we have entered into with them, we may not be able to conduct our operations in the manner in which we currently plan. In addition, Guangzhou NetEase and Guangyitong Advertising may seek to renew these agreements on terms that are disadvantageous to us. Although we have entered into a series of agreements that provide us with substantial ability to control these companies, we may not succeed in enforcing our rights under them. If we are unable to renew these agreements on favorable terms, or to enter into similar agreements with other parties, our business may not expand, and our operating expenses may increase.

Guangzhou NetEase and Guangyitong Advertising are controlled by our controlling shareholder, who may cause these agreements to be amended in a manner that is adverse to us.

     Our majority shareholder, William Lei Ding, is also the controlling shareholder of Guangzhou NetEase and Guangyitong Advertising. As a result, Mr. Ding may be able to cause these agreements to be amended in a manner that will be adverse to our company, or may be able to cause these agreements not to be renewed, even if their renewal would be beneficial for us. Prior to our initial public offering of American Depositary Shares, a number of these agreements were amended. Although we have entered into an agreement that prevents the amendment of these agreements without the approval of the members of our Board other than Mr. Ding, we can provide no assurances that these agreements will not be amended in the future to contain terms that might differ from the terms that are currently in place. These differences may be adverse to our interests.

Unexpected network interruption caused by system failures may reduce visitor traffic and harm our reputation.

     Both the continual accessibility of the NetEase Web sites and the performance and reliability of our technical infrastructure are critical to our reputation and the ability of the NetEase Web sites to attract and retain users and advertisers. Any system failure or performance inadequacy that causes interruptions in the availability of our services or increases the response time of our services could reduce user satisfaction and traffic, which would reduce the NetEase Web sites' appeal to users and advertisers. As the number of NetEase Web pages and traffic increase,

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

we cannot assure you that we will be able to scale our systems proportionately. In addition, any system failures and electrical outages could materially and adversely impact our business.

Computer viruses may cause delays or interruptions on our systems and may reduce visitor traffic and harm our reputation.

     Computer viruses may cause delays or other service interruptions on our systems. In addition, the inadvertent transmission of computer viruses could expose us to a material risk of loss or litigation and possible liability. We may be required to expend significant capital and other resources to protect the NetEase Web sites against the threat of such computer viruses and to alleviate any problems. Moreover, if a computer virus affecting our system is highly publicized, our reputation could be materially damaged and our visitor traffic may decrease.

Computer hacking could damage our systems and reputation.

     Any compromise of security, such as computer hacking, could cause Internet usage to decline. "Hacking" involves efforts to gain unauthorized access to information or systems or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment. Hackers, if successful, could misappropriate proprietary information or cause disruptions in our service. We may have to spend significant capital and human resources to rectify any damage to our system. A well publicized computer security breach could significantly damage our reputation and materially adversely affect our business.

     Although we have not experienced any hacking activity that allowed unauthorized access to any information stored on our network, caused any loss or corruption of data, software or other computer equipment, we have been subject to denial of service attacks that have caused portions our network to be inaccessible for limited periods of time. In addition, we have had denial of service attacks and viruses or worms introduced into our network. Although we take a number of measures to ensure that our systems are secure and unaffected by security breaches, including ensuring that our servers are hosted at physically secure sites, limiting access to server ports, and using isolated intranets, passwords, and encryption technology, we cannot assure you that any measures we take against computer hacking will be effective.

     In addition, there have been a number of incidents where users, through a variety of methods, were able to modify the rules of our online games, particularly the online game we license from a third party. Although these users did not gain unauthorized access to our systems, they were able to modify the rules of our online games during game play in a manner that allowed them to cheat and disadvantage our other online game users. At one point, cheating by some of our online game users led to a decrease in the number of users of our licensed online game "PristonTale". Although we have also taken a number of steps to deter our users from engaging in cheating when playing our online games, we cannot assure you that we or the third parties from whom we license some of our online games will be successful or timely in taking corrective steps necessary to prevent users from modifying the terms of our online games.

If our exclusive providers of bandwidth and server custody service fail to provide these services, our business could be materially curtailed.

     We rely on affiliates of China Netcom and China Telecom to provide us with bandwidth and server custody service for Internet users to access the NetEase Web sites. If China Netcom, China Telecom or their affiliates fail to provide such services, we may not be able to find a reliable and cost-effective substitute provider on a timely basis or at all. If this happens, our business could be materially curtailed.

If our exclusive providers of bandwidth and server custody service increase their prices, our results of operations would suffer.

     NetEase Beijing and Guangzhou NetEase contract with affiliates of China Netcom and China Telecom for bandwidth and server custody services. Pursuant to our contractual arrangements with Guangzhou NetEase, we pay for bandwidth and server custody service costs incurred by Guangzhou NetEase. We have no control over the costs of the bandwidth and server custody services provided by China Netcom, China Telecom or their affiliates. China

Netcom or China Telecom or both may increase the prices we pay for these services. If this happens, our operating costs may be higher than we anticipate and our results of operations would suffer.

If third party content providers fail to develop and maintain the content we need, the NetEase Web sites could lose viewers and advertisers.

     We rely on a number of third parties to create traffic and provide content in order to make the NetEase Web sites more attractive to advertisers and consumers. Third parties providing content to the NetEase Web sites include both commercial content providers with which we have contractual relationships and our registered community members who post articles and other content on the NetEase Web sites. If these third parties fail to develop and maintain high-quality content, the NetEase Web sites could lose viewers and advertisers. Most of our contractual arrangements with third party content providers are not exclusive and are short-term or may be terminated at the convenience of either party. There can be no assurance that our existing relationships with commercial content providers will result in sustained business partnerships, successful service offerings, traffic on the NetEase Web sites or revenue for us.

We may be held liable for information displayed on, retrieved from or linked to the NetEase Web sites.

     We may face liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that are published on the NetEase Web sites. We are currently defending a number of defamation claims against NetEase Beijing and are involved in several intellectual property infringement claims or actions. We believe that the amounts claimed in these actions, in the aggregate, are not material to our business. However, these amounts may be increased for a variety of reasons as the claims progress, and we and our affiliates could be subject to additional defamation or infringement claims which, singly or in the aggregate, could have a material adverse effect on our business and results of operations, if successful. We also could be subject to claims based upon content that is accessible on the NetEase Web sites such as content and materials posted by users on message boards, online communities, voting systems, e-mail or chat rooms that are offered on the NetEase Web sites. By providing technology for hypertext links to third-party Web sites, we may be held liable for copyright or trademark violations by those third party sites. Third parties could assert claims against us for losses incurred in reliance on any erroneous information distributed by us. Moreover, users of the NetEase Web-based e-mail services could seek damages from us for:

     .    unsolicited e-mails;

     .    lost or misplaced messages;

     .    illegal or fraudulent use of e-mail; or

     .    interruptions or delays in e-mail service.

     We may incur significant costs in investigating and defending these claims, even if they do not result in liability.

Information displayed on, retrieved from or linked to the NetEase Web sites may subject us to claims of violating Chinese laws.

     Violations or perceived violations of Chinese laws arising from information displayed on, retrieved from or linked to the NetEase Web sites could result in significant penalties, including a temporary or complete cessation of our business. Chinese government agencies have announced restrictions on the transmission of "state secrets" through the Internet. The term "state secrets" has been broadly interpreted by Chinese governmental authorities in the past. We may be liable under these pronouncements for content and materials posted or transmitted by users on message boards, virtual communities, chat rooms or e-mails. The Ministry of National Security and the Ministry of Public Security have authority to cause any local Internet service provider to block any Web site. These ministries have, in the past, stopped the online distribution of information that they believed to be socially destabilizing or politically improper. If the Chinese government takes any action to limit or eliminate the distribution of information

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

through the NetEase Web sites, or to limit or regulate any current or future community functions available to users or otherwise block the NetEase Web sites, our business would be significantly harmed.

Privacy concerns may prevent us from selling demographically targeted advertising in the future which could make the NetEase Web sites less attractive to advertisers.

      We collect demographic data, such as geographic location, income level and occupation, from our registered users in order to better understand users and their needs. We provide this data to online advertisers, on an anonymous aggregate basis, without disclosing personal details such as name and home address, to enable them to target specific demographic groups. If privacy concerns or regulatory restrictions prevent us from collecting this information or from selling demographically targeted advertising, the NetEase Web sites may be less attractive to advertisers.

Security and confidentiality concerns may impede our e-commerce and other services and our growth.

      A significant barrier to e-commerce and our other fee-based services has been public concern over security and privacy of confidential information transmitted over the Internet. If this concern is not adequately addressed, it may inhibit the growth of the Internet as a means of conducting commercial transactions. In addition, China's regulation of encryption technology is still evolving, and it is possible that such regulations may limit the methods of encryption that we can employ. If a well-publicized breach of Internet security were to occur, general Internet usage could decline, which could reduce traffic to the NetEase Web sites and impede our growth.

We may not be able to adequately protect our intellectual property, and we may be exposed to infringement claims by third parties.

      We rely on a combination of copyright, trademark and trade secrecy laws and contractual restrictions on disclosure to protect our intellectual property rights. Our efforts to protect our proprietary rights may not be effective to prevent unauthorized parties from copying or otherwise obtaining and using our technology. Monitoring unauthorized use of our services is difficult and costly, and we cannot be certain that the steps we take will effectively prevent misappropriation of our technology.

      From time to time, we may have to resort to litigation to enforce our intellectual property rights, which could result in substantial costs and diversion of our resources. In addition, third parties have initiated litigation against us for alleged infringement of their proprietary rights, and additional claims may arise in the future. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or content or license the infringed or similar technology or content on a timely basis, our business could suffer. Moreover, even if we are able to license the infringed or similar technology or content, license fees that we pay to licensors could be substantial or uneconomical.

If our subsidiaries are restricted from paying dividends to us, our primary internal source of funds would decrease.

      We are a holding company with no significant assets other than our equity interests in NetEase Beijing, our wholly owned subsidiary formed in 1999. As a result, our primary internal source of funds is dividend payments from NetEase Beijing. If NetEase Beijing incurs debt on its own behalf in the future, the instruments governing the debt may restrict NetEase Beijing's ability to pay dividends or make other distributions to us, which in turn would limit our ability to pay dividends on our shares and ADSs or to make any required payments to holders of our promissory notes. Under current Chinese tax regulations, dividends paid to us are not subject to Chinese income tax. In addition, Chinese legal restrictions permit payment of dividends only out of net income as determined in accordance with Chinese accounting standards and regulations. Under Chinese law, NetEase Beijing is also required to set aside a portion of its net income each year to fund certain reserve funds. These reserves are not distributable as cash dividends.

                    Risks Related to Doing Business in China

A slow-down in the Chinese economy may slow down our growth and profitability.

      The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any slow down will not have a negative effect on our business. Several years ago, the Chinese economy experienced deflation, which may reoccur in the foreseeable future. The Chinese economy overall affects our profitability as expenditures for advertisements and e-commerce and other services may decrease due to slowing domestic demand.

Government regulation of the Internet may become more burdensome.

      Government regulation of the Internet industry is burdensome and may become more burdensome. New regulations could increase our costs of doing business and prevent us from efficiently delivering our services over the Internet. These regulations may stop or slow down the expansion of our customer and user base and limit the access to the NetEase Web sites. In addition to new laws and regulations, existing laws not currently applicable to the Internet industry may be applied to the Internet.

The uncertain legal environment in China could limit the legal protections available to you.

      The Chinese legal system is a civil law system based on written statutes. Unlike common law systems, it is a system in which decided legal cases have little precedential value. In the late 1970s, the Chinese government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation enacted over the past 20 years has significantly enhanced the protections afforded to foreign invested enterprises in China. However, these laws, regulations and legal requirements are relatively recent and are evolving rapidly, and their interpretation and enforcement involve uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Changes in China's political and economic policies could harm our business.

      The economy of China has historically been a planned economy subject to governmental plans and quotas and has, in certain aspects, been transitioning to a more market-oriented economy. Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had a positive effect on the economic development of China, we cannot predict the future direction of these economic reforms or the effects these measures may have on our business, financial position or results of operations. In addition, the Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD. These differences include:

      .     economic structure;

      .     level of government involvement in the economy;

      .     level of development;

      .     level of capital reinvestment;

      .     control of foreign exchange;

      .     inflation rates;

      .     methods of allocating resources; and

      .     balance of payments position.

      As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the Chinese economy were similar to those of the OECD member countries.

Restrictions on currency exchange may limit our ability to receive and use our revenue effectively.

      Because almost all of our future revenue may be in the form of Renminbi, any future restrictions on currency exchanges may limit our ability to use revenue generated in Renminbi to fund our business activities outside China or to make interest, dividend or other payments in U.S. dollars. Although the Chinese government introduced regulations in 1996 to allow greater convertibility of the Renminbi for current account transactions, significant restrictions still remain. We cannot be certain that the Chinese regulatory authorities will not impose more stringent restrictions on the convertibility of the Renminbi, especially with respect to foreign exchange transactions.

                 Risks Related to the Internet Industry in China

Underdeveloped telecommunications infrastructure may limit the growth of the Internet market in China.

      The telecommunications infrastructure in China is not well developed. Although private sector Internet service providers exist in China, almost all access to the Internet is maintained through ChinaNet, which is owned in part by each of China Telecom and China Netcom, under the administrative control and regulatory supervision of China's Ministry of Information Industry. In addition, the government's interconnecting national networks connect to the Internet through a government-owned international gateway. This international gateway is the only channel through which a domestic Chinese user can connect to the international Internet network. We rely on this infrastructure and China Netcom to provide data communications capacity primarily through local telecommunications lines. Although the government has announced plans to develop aggressively the national information infrastructure, we cannot assure you that this infrastructure will be developed. In addition, we will have no access to alternative networks and services, on a timely basis if at all, in the event of any infrastructure disruption or failure. The Internet infrastructure in China may not support the demands associated with continued growth in Internet usage.

The limited use of personal computers in China limits our pool of potential customers and restricts the growth of our business.

      The Internet penetration rate in China is, and is expected to continue to be, lower than that in the United States and other developed countries. Alternate methods of obtaining access to the Internet, such as through mobile phones, cable television modems or set-top boxes for televisions, are not widely available in China at present. There can be no assurance that the number or penetration rate of personal computers in China will increase rapidly or at all or that alternate means of accessing the Internet will develop and become widely available in China. If significant numbers of Chinese consumers are unable to access the Internet, our ability to grow our business would be impeded.

There has been a steady decrease in the rate of the growth of Internet users in China which could limit the overall size of our market and adversely affect our revenue.

      While the number of Internet users in China has been growing since its introduction and continues to grow currently, we believe that the rate of this growth has slowed in recent years. We cannot predict whether this trend will continue at its current pace or at all, and the factors which will affect future growth in the Internet industry in China, as described elsewhere in these Risk Factors, are largely beyond our control. If this trend does continue, our potential market may not be as large as we had expected, and there will be even greater competition for Internet users in China. In that case, our ability to generate revenue from advertising, e-commerce and other services could be adversely affected.

The relatively high cost of accessing the Internet in China limits our potential customer base and restricts the growth of our business.

      Our growth is limited by the relatively high cost to Chinese consumers of obtaining the hardware, software and communications links necessary to connect to the Internet in China. If the costs required to access the Internet do not significantly decrease, most of China's population will not be able to afford to use our services. The failure of a significant number of additional Chinese consumers to obtain affordable access to the Internet would make it difficult to grow our business.

We may be unable to compete successfully against new entrants and established industry competitors.

      The Chinese market for Internet content and services is intensely competitive and rapidly changing. Barriers to entry are minimal, and current and new competitors can launch new Web sites at a relatively low cost. Many companies offer competitive services including Chinese language-based Web search, retrieval and navigation services, wireless value-added services, online games and extensive Chinese language content, informational and community features and e-mail. In addition, as a consequence of China joining the World Trade Organization, the Chinese government has partially lifted restrictions on foreign-invested enterprises so that foreign investors may hold in the aggregate up to 49% of the total equity ownership in any value-added telecommunications business, including an Internet business, in China. This percentage ceiling is to be increased to 50% by the second anniversary of China's entry into the WTO.

      Currently, our competition comes from Chinese language-based Internet portal companies as well as U.S.-based portal companies. Some of our current and potential competitors are much larger and better capitalized than we are, and currently offer, and could further develop or acquire, content and services that compete with the NetEase Web sites. We also face competition from online game developers and operators, Internet service providers, wireless value-added service providers, Web site operators and providers of Web browser software that incorporate search and retrieval features. Any of our present or future competitors may offer services that provide significant performance, price, creativity or other advantages over those offered by us and, therefore, achieve greater market acceptance than ours.

      Because many of our existing competitors as well as a number of potential competitors have longer operating histories in the Internet market, greater name and brand recognition, better connections with the Chinese government, larger customer bases and databases and significantly greater financial, technical and marketing resources than we have, we cannot assure you that we will be able to compete successfully against our current or future competitors. Any increased competition could reduce page views, make it difficult for us to attract and retain users, reduce or eliminate our market share, lower our profit margins and reduce our revenue.


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